October 3, 2013

Via E-Mail and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Linda Cvrkel

RE:	Michael Foods Group, Inc.

Form 10-K for the year ended December 29, 2012

Filed March 22, 2013

File No. 333-173400

Dear Ms. Cvrkel:

In response to your letter dated September 24, 2013, Michael Foods Group, Inc. (the Company, we or our) submits the accompanying responses to the comments set forth in your letter. For the staff’s convenience, we have restated the comments in their entirety with our responses following immediately thereafter. Please telephone me (952-258-4941) or Carolyn V. Wolski, Vice President, General Counsel and Secretary (952-258-4923), with questions or comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in its filings with the Commission and that its responses to your comments and changes to its disclosures do not foreclose the Commission from taking action with respect to a filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

MICHAEL FOODS GROUP, INC.

By:	/s/ Mark W. Westphal
Name:	Mark W. Westphal
Title:	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Michael Foods Group, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1.	We note no discussion of cost of sales other than what has been included in gross profit. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of sales during all periods presented in the Company’s financial statements as required by Item303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant cost component comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to both operating profit and net earnings. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profit. Please confirm that you will revise your disclosures accordingly in future filings.

In future filings, we will expand our MD&A disclosures to incorporate additional discussion of cost of sales, including factors responsible for changes in the Company’s cost of sales and, in the event of a material variance in expected cost of sales, any specific component to which such variance is attributable.

Liquidity and Capital Resources, page 20

2.	We note the presentation in your reconciliation of your net earnings to adjusted EBITDA as defined in your credit agreement of a reconciling item entitled “non-cash other expenses” in the amount of $3,275 for 2011. We also note from footnote (c) to the reconciliation that this amount reflects an adjustment of inventory related to prior period activity, which was recorded in 2011 as it was not material to any prior period impacted or to 2011. Please tell us the nature of this adjustment to inventory and the specific quarterly and annual periods in which this prior period adjustment should have been recognized in your financial statements. Also, given that the adjustment recognized during 2011 represented 23% of your net income for 2011, please explain in detail your basis or rationale for your conclusion that this adjustment was not material to your results of operations for 2011. We may have further comment upon review of your response.

Michael Foods Group, Inc.

The adjustment to correct an overstatement of inventory recorded in the fourth quarter of 2011 was the result of a correction in a cumulative inventory valuation error in a very small sub-segment of our inventory; the error had accumulated over several years and was identified in the fourth quarter of 2011. During that quarter, we also identified one other immaterial error related to the effective state tax rate used to value our deferred taxes; the impact of correcting the overstatement of our deferred tax liability was a reduction of income tax expense, offsetting a portion of the impact of the inventory error. We performed a SAB 108 analysis of the effects of correcting both of these errors on our operating results for that quarter, for fiscal 2011, and for all prior periods. We determined that annual net income for the 2008, 2009, and 2010 periods was misstated by a maximum amount of 1.4%, and that the impact to Adjusted EBITDA was even less material in each of these periods. While net income for the fourth quarter of 2011 and the annual 2011 period were misstated by 5.7% and 7.7%, respectively, there was no effect on Adjusted EBITDA.

The primary users of our filed financial statements are our equity and debt holders. The equity holders consist of two private-equity firms and their affiliates (controlling shareholder Goldman Sachs Capital Partners and minority shareholder Thomas H. Lee Partners) and members of Michael Foods management. The debt holders consist primarily of large banks and institutional investors such as money management firms, insurance companies, pension plans and wealth management firms. Goldman Sachs Capital Partners acquired its controlling interest in the Company in 2010, which resulted in a new basis of accounting, including the recognition of significant definite-lived intangible assets and related amortization. The 2010 acquisition was financed with a significant amount of debt, resulting in a material amount of annual interest expense in our financial statements.

The primary users of our filed financial statements, as well as potential investors, are mainly focused on the cash flows that are generated to service our debt and provide the basis for valuing our equity based on EBITDA multiples, or Adjusted EBITDA. Adjusted EBITDA represents earnings before interest expense, income tax expense, depreciation expense, and amortization expense, with further miscellaneous adjustments that are defined in our credit agreement with lenders and disclosed on page 20 of the liquidity and capital resources section of our 2012 Form 10-K. Given our primary financial statement users focus on Adjusted EBITDA and our net income is essentially break-even, we primarily utilize Adjusted EBITDA for measuring materiality. Although we consider the effects of errors on net income when evaluating materiality, we believe Adjusted EBITDA is a more relevant metric for the Company than net income because of (a) the net income impacts of the 2010 acquisition in the respective periods and (b) the fact that the associated amortization, depreciation and interest expense resulted in net income that was essentially break-even (i.e. a net loss in 2010 and a net income margin of .8% in 2011).

To summarize, the correction of two immaterial errors had no impact on Adjusted EBITDA and an insignificant effect on net income in any period. Additionally, we concluded in our SAB 108 analysis that the correction of these errors in the fourth quarter of 2011 was appropriate and did not result in any material misstatement to any current or prior period.

Michael Foods Group, Inc.

Contractual Obligations, page 24

3.	We note that the amounts of your contractual long-term debt obligations as disclosed in the table on page 24 do not agree to those disclosed in Note C to your financial statements. Please reconcile and revise these disclosures.

Note C – Debt

For accounting and financial reporting purposes our debt includes both the carrying-value of debt and capital leases. Our balance sheet reflects the carrying-value of our debt, inclusive of a contra liability original-issue discount balance on our term B loan, and capital leases.

The aggregate minimum principal maturities in Note C reflect the gross amount of debt and capital lease obligations, excluding the balance of unamortized original-issue discount.

Contractual Obligations

The amount of long-term debt as disclosed in the contractual obligations table excludes capital leases, which are reflected on their own line below long-term debt and also excludes the unamortized original issue discount on the term B loan.

In response to your request to reconcile these disclosures, please see our reconciliation below:

	(In thousands)
			2014 and	2016 and
	Total	2013	2015	2017	Thereafter
Long-term debt—per 2012 contractual obligations table	$1,208,998	$13,672	$6,694	$2,909	$1,185,723
Capital lease obligations—per 2012 contractual obligations table	10,685	6,161	885	969	2,670

Aggregate minimum principal maturities of long-term debt—per Note C to our 2012 consolidated financial statements	$1,219,683	$19,833	$7,579	$3,878	$1,188,393

Less:
Current maturities—per 2012 Consolidated Balance Sheet	19,833
Unamortized original issue discount on term B loan	10,280

Long-term debt—per 2012 Consolidated Balance Sheet	$1,189,570

Michael Foods Group, Inc.

We believe it would be misleading as to our actual future payment obligations to include the contra liability for the unamortized original-issue discount in the obligations table or in the aggregate minimum principal maturities included in Note C to our consolidated financial statements.

In future filings, within our contractual obligations table, we will change the description from “long-term debt” to “debt, excluding capital leases” and add a subscript to the newly described line item “debt, excluding capital leases” to state “The amount of debt obligations is the amount to be paid upon maturity of our debt instruments, excluding the unamortized original-issue discount on our term B loan.”

Also, in future filings we will revise Note C – Debt to state that “Our aggregate minimum principal maturities of long-term debt reflect the amount to be paid upon maturity of our debt instruments and capital lease agreements.”

Signatures, page 50

4.	Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2) and Signatures.

Our future filings will be updated to reflect the signatures of our principal executive officer, principal financial officer and our principal accounting officer.

Note A – Summary of Significant Accounting Policies, page 58

Inventories, page 59

5.	We note the disclosure included in Note A which indicates that the costs included in your flock inventory include the costs of the chicks, the feed fed to the birds and the labor and overhead costs incurred to operate the pullet facilities until the birds are transferred into the laying facilities, at which time their costs is amortized to operations over their expected useful lives. Please tell us and revise the notes to your financial statements to explain where birds that have been transferred to laying facilities are included in your consolidated balance sheet. If they continue to be reflected in “inventories” please explain why you believe this classification is appropriate. Also, please tell us and revise to disclose the useful lives over which birds transferred to laying facilities are amortized to expense and indicate where such expense is reflected in your consolidated statements of operations.

Michael Foods Group, Inc.

As disclosed in Note A, we capitalize the costs of raising our flocks to the point where the flocks are transferred to laying houses and begin to produce eggs. Consistent with industry practice, flock costs for birds transferred into the laying facilities remain included in inventory as they represent an asset that provides the source of the main raw material used in our egg products division. The costs of the flocks are amortized over their useful lives (period of egg production), generally one to two years. The amortization becomes part of our raw material egg costs and flows through cost of goods sold at the time that the eggs are converted to egg products and sold, generally within 1 to 3 months depending on the particular finished product. We will update our future filings to provide the useful lives and to note that the expense is included in cost of goods sold.

Exhibits

6.	We note that the certifications required by Exchange Act Rule 15d-14(a), filed as Exhibits 31.1 and 31.2, appear to have omitted required language in the introductory portion of paragraph 4 and the entirety of paragraph 4(b) concerning internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K. Please provide us with your basis for filing these modified certifications or file an amendment to your Form10-K to include complete certifications. Please also amend the two subsequently filed quarterly reports on Form 10-Q accordingly.

As a new issuer/filer in July 2011, we removed the language referenced above during our first year, as consistent with Exchange Act 13a – 15a, and inadvertently failed to add the language back in subsequent filings. We will update the certifications for the omitted language and file the amended reports on Form 10-K and Form 10-Qs as requested.